

November 1, 2013

Via E-mail
Jackie Williams
President
AppYea, Inc.
777 Main Street, Suite 600
Fort Worth, TX 76102

      Re: AppYea, Inc.
                  Amendment No. 1 to Registration Statement on Form S-1
                  Filed October 18, 2013
                  File No. 333-190999

Dear Mr. Williams:

      We have reviewed your letter dated October 18, 2013, and the above-referenced registration statement, and have the following comments. Unless otherwise noted, where we reference prior comments we are referring to our letter dated October 3, 2013.

Description of Our Business

Principal Products and Their Markets

Current Products, page 17

1.   Please discuss how advertisement integration has played a role in your business to date, as well as how you expect it to play a role in your business in the future, in both this section and in Management's Discussion and Analysis. Additionally, please discuss whether any single product or customer has accounted for a material portion of your revenues. If applicable, provide your analysis of whether any agreement with a major customer should be filed under Item 601(b)(10) of Regulation S-K.

Competition, Competitive Position in the Industry and Methods of Competition

Competition, page 18

2.   Please enhance your discussion of the "ability to sell apps…." You should clarify that you are referring to consumer sales of your mobile applications on app stores, as opposed to asset sales of the mobile applications, when discussing these consumer sales.

Patents and Trademarks, page 18

3.   With respect to the disclosure on page 18 and the related risk factor on page 6, please provide us with your analysis of whether you will be required to obtain a license to use any third-party trademarks. Additionally, please enhance your risk factor disclosure to address any material risks posed by any use of a trademark without permission of its owner.

Directors, Executive Officers, Promoters and Control Persons, page 23

4.   In your response letter, and with a view to disclosure, provide support for your claim that Mr. Williams' flower store has consistently been one of the top performing stores in the nation. Your response should identify the parameters used to compare performance and describe the comparative group. Alternatively, delete these claims.

Security Ownership of Certain Beneficial Owners and Management, page 26

5.   Please revise footnote two to state that the amounts in the table include 500 million shares of common stock that underlie preferred stock that is currently convertible. The remainder of the footnote appears unnecessary to explain the information presented in the table. Additionally, consider removing the columns of the table relating to after offering share amounts and percentages as they also appear unnecessary in the context of this selling shareholder offering.

Part II

Item 14. Indemnification of Directors and Officers, page 43

6.   Please expand to further discuss the extent to which South Dakota law and Article VI of your bylaws permit or require that any controlling person, director, or officer be indemnified in any manner against liability that may be incurred in that capacity. See Item 702 of Regulation S-K.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Law Clerk, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal